Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

March 22, 2016

VIA EDGAR

Ms. Sonia Barros, Assistant Director

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Growth Properties LLC
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted February 12, 2016
CIK No. 0001656936

Dear Ms. Barros:

On behalf of MGM Growth Properties LLC (the “Company”), a Delaware limited liability company, we submit in electronic form the accompanying Registration Statement on Form S-11 (the “Registration Statement”) of the Company and other exhibits thereto, and have separately forwarded copies of the Registration Statement to you, marked to indicate changes to the second amended draft registration statement on Form S-11, which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on February 12, 2016.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Ms. Sonia Barros, dated February 25, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff:

Distribution Policy, page 56

1.	We note from your disclosure that you refer to your estimated cash available for distribution as a forecast. Please revise your disclosure to remove the term forecast when referring to your estimated cash available for distribution.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement. Please see page 59 of the Registration Statement.

2.	Please revise footnote (f) to clarify that this represents the scheduled principal amortization payments of the financing reflected in your pro forma financial information.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement. Please see page 60, footnote (d) of the Registration Statement.

*         *         *

Conclusion

We thank the Staff for its attention and we look forward to hearing from you regarding the Registration Statement. If I can be of any assistance during the staff’s review of the enclosed Registration Statement, please contact me by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Copies to:

John M. McManus, Executive Vice President, General Counsel and Secretary, MGM Resorts International

Michael J. Aiello, Partner, Weil, Gotshal & Manges LLP

Mark Schwed, Partner, Weil, Gotshal & Manges LLP

Kirk A. Davenport II, Partner, Latham & Watkins LLP

Julian T.H. Kleindorfer, Partner, Latham & Watkins LLP